ENTOURAGE MINING LTD.

NOTICE OF 2008 ANNUAL & SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2007 & 2008 Annual & Special Meeting (the “Meeting”) of Shareholders of Entourage Mining Ltd. (the "Company") will be held in the Board Room, 200 – 475 Howe Street Street, Vancouver, British Columbia on December 23, 2008, at the hour of 11:00 a.m. for the following purposes:

(a)	To receive and consider the audited financial statements of the Company for the periods ended December 31, 2006 and December 31, 2007 and the report of the auditors thereon;

(b)	To re-appoint the auditors for the ensuing year at a remuneration to be fixed by the directors;

(c)	To elect directors for the ensuing year;

(d)

To consider a special resolution to approve, by a majority of shareholders at the meeting, a consolidation of the company's common shares on the basis of one post-consolidated share for every 20 pre-consolidated shares.

(e)	To transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

Shareholders who are unable to attend the Meeting in person are requested to read the notes accompanying the instrument of proxy and complete and return the proxy to the Company's transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, ON, M5J 2Y1 by mail or fax ( fax number within North America 1-866-249-7775 or outside North America (416) 263-9524), or to the Company not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the November 10, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

“Gregory F. Kennedy”
Gregory F. Kennedy
President